Exhibit 11.1

WIRELESS TELECOM GROUP, INC.
COMPUTATION OF PER SHARE EARNINGS
(Unaudited)

	For the Three Months
	Ended March 31,
	2008	2007

Net Income (Loss)	$(528,976)	$663,243
BASIC EARNINGS:
Weighted average number of common shares
outstanding	25,868,703	25,853,851
Basic earnings (loss) per common share	$(0.02)	$0.03
DILUTED EARNINGS:
Weighted average number of common shares
outstanding	25,868,703	25,853,851
Assumed exercise of stock options	-	115,938
Weighted average number of common shares
outstanding, as adjusted	25,868,703	25,969,789
Diluted earnings (loss) per common share	$(0.02)	$0.03